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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:        NewCo Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1209 Orange Street
Wilmington, Delaware  19801, County of Newcastle

Telephone Number (including area code):  (302) 658-7581

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware  19801, County of Newcastle

                       Copies to:      John H. Grady, Jr., Esq.
                                       Morgan, Lewis & Bockius LLP
                                       1701 Market Street
                                       Philadelphia, PA  19103

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Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No
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Notice: A Certificate of Trust of NewCo Trust is on file with the Secretary of
State of the State of Delaware and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.


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      Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of St. Charles, State of Missouri on the 9th day of August, 1999.

                        Signature: NEWCO TRUST


                        By:  /s/ Jean Dahl
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                             Jean Dahl
                             Sole Trustee, President and Chief Financial Officer


Attest:  /s/ Catherine J. Taulbee
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         Catherine J. Taulbee